FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For February 25, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for February 25, 2008 and incorporated by reference herein is the Registrant’s immediate report dated February 25, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: February 25, 2008

BLUEPHOENIX SOLUTIONS SECURES LEGACY MODERNIZATION AND
RE-HOSTING PROJECT VALUED AT AROUND $12 MILLION

—	Project for a large UK financial institution

—	Migration to Microsoft platform expected to reduce costs by more than 50% and provide ROI within 36 months

HERZLIYA, Israel – February 25, 2008 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that is has been selected to deliver a major project to modernize and re-host legacy mainframe applications and data stores. The contract is worth approximately $12 million to BluePhoenix and will be delivered over the next two years.

In this project, BluePhoenix will utilize its highly automated modernization toolset to migrate legacy applications and databases to a Microsoft platform and SQL Server. The major goal of the project is to reduce the total cost of ownership of the systems by 50% and increase operating efficiencies and future development agility. The project includes data and code conversions, and the re-hosting of several legacy applications and all associated systems.

“BluePhoenix is very excited to have been chosen for this major modernization project,” said Arik Kilman, CEO of BluePhoenix. “We will use our extensive experience in modernization and in re-hosting legacy applications and databases to provide a comprehensive and proven solution to meet our customer’s requirements.”

BluePhoenix has proven expertise in performing hundreds of modernization projects from global assessment and development of modernization roadmaps through successful project completion. Further information about BluePhoenix’s modernization offering is available in the white paper “10 Steps to Modernization” – http://www.bphx.com/scripts/reg.cfm?resource=54.

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
David Leichner
BluePhoenix Solutions
+97299526110
dleichner @bphx.com